The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail


03022302

24th April, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd April 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 24th April 2003, confirming that HBOS plc has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd April 2003, held 31,647,059 shares, being 4.01% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/11

Company Announcements Office,
London Stock Exchange.

24th April, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 22nd April 2003 and received on 24th April 2003, that HBOS plc has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd April 2003, held 31,647,059 shares, being 4.01% of the shares in issue.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary